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                             March 25, 2022

       Tim O   Brien
       Executive Vice President, Chief Financial Officer
       N-able, Inc.
       30 Corporate Dr., Suite 400
       Burlington, MA 01803

                                                        Re: N-able, Inc.
                                                            Post-Effective
Amendment No. 1 to Registration Statement on Form S-1
                                                            Filed March 15,
2022
                                                            File No. 333-259014

       Dear Mr. O   Brien:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 to Registration Statement on Form S-1

       Risks Related to Our Business and Industry
       Because our long-term success depends on our ability to operate our business internationally..., page 21

   1. We note your disclosure regarding Russia's invasion of the Ukraine and the participation of Belarus in the
conflict, which may adversely affect your product development, operations, business,
and/or financial results. We further note that you conduct research and development
activities in Belarus and may need to shift such activities to other jurisdictions, which
may delay your development cycle and generate additional costs.
                                                        Please disclose the
portion of your overall research and development activities performed in Belarus and whether
moving your research and development activities to another
                                                        jurisdiction would have
a material adverse effect on your business. Additionally, describe
 Tim O   Brien
N-able, Inc.
March 25, 2022
Page 2
      in greater detail the impact of Russia's invasion of the Ukraine and the participation of
      Belarus in the conflict on your business, including the impact to your supply chain, specific impacts from sanctions and export controls, and whether you will need to evaluate any aspects of your business for impairment. If the impact is not material, please explain why.
Risks Related to Governmental Regulation
We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete..., page 38

2. We note that certain of your solutions are subject to U.S. export controls and that you and your partners must comply with certain laws regarding the exportation, re-exportation, and importation of your solutions and services worldwide. Please identify whether any export control restrictions and sanctions recently imposed on Russia and Belarus, including those
      by the U.S. Department of Commerce   s Bureau of Industry and Security,
are applicable to
      your business and describe the impact on the company and investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                           Sincerely,
FirstName LastNameTim O   Brien
                                                           Division of
Corporation Finance
Comapany NameN-able, Inc.
                                                           Office of Technology
March 25, 2022 Page 2
cc:       Brent L. Bernell
FirstName LastName